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June 5, 2025

VIA EDGAR

Division of Corporation Finance, Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	John Coleman Craig Arakawa

Re:	United States Steel Corporation
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-16811

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, United States Steel Corporation (the “Company” or “U.S. Steel”).  This letter sets forth the responses of the Company to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated May 7, 2025 with respect to the above-referenced Form 10-K. For your convenience, the Staff’s comments are set forth in bold and italics below, followed by the Company’s responses.

Item 2. Properties, page 36

1.
Please expand your disclosure adjacent to each mineral reserve and mineral resource table to include the price selected used by the qualified person in estimating the mineral reserves and resources to comply with Item 1303(b)(3)(iv) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will comply with this comment in future Form 10-K filings, beginning with the 2025 Form 10-K. Specifically, in future Form 10-K filings, the Company would revise the disclosures that appeared on pages 38 and 39, respectively, of the 2024 Form 10-K to read as follows (new language underlined and in bold):

The following table provides details of our iron ore resources and reserves at Minntac as of December 31, 2024, and December 31, 2023. Resources below are stated exclusive of reserves and are based on a pellet price of US$85/net ton.

The following table provides details of our iron ore resources and reserves at Keetac as of December 31, 2024, and December 31, 2023. Resources below are stated exclusive of reserves and are based on a pellet price of US$85/net ton and a DR grade pellet price of US$105/net ton.

Price information for resources and reserves for the fiscal year ended December 31, 2025 and future years will also be provided.

2.	For each individual mining property that you consider to be material, please expand your disclosure to include all items required under Item 1304(b) and (e) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that, in accordance with Item 1301(c) of Regulation S-K, we concluded that the Company’s mining operations in the aggregate are material to the Company’s business and financial condition, but that no individual mining property is independently material. Based on this conclusion, we provided the summary disclosures in our 2024 Form 10-K as specified in Item 1303 of Regulation S-K, and determined that the individual property disclosures specified in Item 1304 are not applicable. In reaching this conclusion, we considered the points noted in Item 1301(c) of Regulation S-K, which includes considerations of both quantitative and qualitative factors assessed in the context of the Company’s overall business and financial condition.

When considering quantitative factors related to our individual mining properties, we noted that Item 1300 of Regulation S-K does not specify the quantitative tests or thresholds to be used in determining the materiality of individual mining properties. As such, we considered other SEC rules and regulations which specify significance tests and certain thresholds to be used, including Item 1-02(w)(1) of Regulation S-X which specifies a 10% threshold for the three significance tests: investment test, asset test, and income test. We determined these to be appropriate quantitative tests to provide data points to consider in our assessment of the materiality of our individual mining properties. Under each of these significance tests performed, at December 31, 2024 and 2023, each individual mining property contributed less than 10% of U. S. Steel’s total consolidated assets, net sales, and earnings before income taxes. Specifically, the investment test was based on the net carrying value of the mining business, which was found to be well below 5% of the Company’s consolidated total assets, both with respect to each individual mine and with respect to the mines in the aggregate. Under the asset test, the Company compared the asset value of the mining properties against the Company’s total consolidated assets and determined that the mining properties represented 5% or less of the Company’s consolidated assets when measured both individually and in the aggregate. Finally, with respect to the income test, the Company considered the income and revenue components of the test and determined that, both individually and in the aggregate, the mining properties and operations represent less than 7% of the Company’s consolidated earnings before taxes and consolidated net sales, as applicable. Based on these quantitative factors considered, there were no indications that any one mining property is individually material.

In accordance with Item 1300 of Regulation S-K, we also considered qualitative factors in our assessment of whether any one individual mining property is material. The Company’s mining operations are primarily used as part of the vertical integration strategy of the North American Flat-Rolled segment, which is one of the Company’s four operating segments. On an annual basis, the segment has consistently produced more iron ore than the Company requires. For the years ended December 31, 2024 and 2023, approximately 60% of the annual iron ore production from the Company’s mines was consumed internally with the remainder being sold externally. The Company has various options to manage levels of production at its mines and is not dependent on a material portion of any one mine to meet total needs. In addition, the Company could source iron ore from the open market, namely within the U.S. and Canada, as well as Brazil or Australia and other parts of the world as needed. Furthermore, the Company’s future needs for iron ore are expected to decrease, rather than increase, as our business strategy has been to strategically shift more steelmaking production from our blast furnace production (which uses the iron ore as a raw material) to our Mini Mill operations (which uses scrap steel as a raw material). Our Mini Mill operations utilize electric arc furnace technology and thus are not reliant on iron ore to produce steel. Given that we have sufficient optionality in managing production levels of our mines and sourcing iron ore from market sources, we do not believe any one of our mines is material to the Company’s business or financial condition.

3.
We note that you have filed one technical report summary that includes resources and reserves for 2 individual properties. A technical report summary should be filed for each individual material property, as prescribed by Item 1302(b) of Regulation S-K.

Additionally the current technical report summary does not appear to include all of the information prescribed by Item 601(b)(96)(iii)(B) of Regulation S-K. We have identified the content topics (and corresponding subparagraph numbers) for which there appear to be deficiencies in the following points.

Please discuss these requirements with the qualified person(s) and arrange to obtain and file a revised technical report summary that provides all of the required content.

• Property description (subparagraph 3)
• Accessibility, climate, local resources, infrastructure and physiography
(subparagraph 4)
• History of mining operations on the property (subparagraph 5)
• Geological setting, mineralization, and deposit (subparagraph 6)
• Exploration (subparagraph 7)
• Sample preparation, analyses, and security (subparagraph 8)
• Data Verification (subparagraph 9)
• Mineral processing and metallurgical testing (subparagraph 10)
• Mineral resource estimates (subparagraph 11)
• Mineral reserve estimates (subparagraph 12)
• Mining methods (subparagraph 13)
• Processing and recovery methods (subparagraph 14)
• Infrastructure (subparagraph 15)
• Market studies (subparagraph 16)
• Environmental studies, permitting, and plans (subparagraph 17)
• Capital and operating costs (subparagraph 18)
• Economic analysis (subparagraph 19)

With regard to the last point above, this should generally include a schedule of future cash flows based on an annual production schedule, showing production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project, and discounted using an appropriate rate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that, consistent with the Company’s response to comment 2 above, we concluded that no individual mining property is material. As such, the Company will not provide the technical report summary required by Item 1302(b) in future filings. Any summary disclosures concerning our mining activities will be provided in accordance with Item 1303.

If you have questions or require any additional information, please contact the undersigned at (303) 454-2414 or paul.hilton@hoganlovells.com.

Sincerely,

By:	/s/ Paul Hilton
Paul Hilton

Via email:

cc:	Jessica Graziano, United States Steel Corporation Megan Bombick, United States Steel Corporation